SAYID AND ASSOCIATES LLP

408 WEST 57TH STREET, SUITE 8E

NEW YORK, NY 10019

TELEPHONE: 212-262-1166

TELEFAX: 917-463-0890

EMAIL:SAYIDLAW@AOL.COM

June 3, 2013

VIA ELECTRONIC EDGAR FILING

Susan Block, Esquire

Attorney-Advisor

Don Field, Esquire

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:

American International Ventures, Inc.

Form 8-K

Initially Filed June 1, 2012

File No. 000-30368

Dear Ms. Block and Mr. Field:

This law firm represents American International Ventures, Inc.

In regard to your March 26, 2013 comment letter, we have electronically filed herewith on behalf of American International Ventures, Inc. (the “Registrant”) Amendment No. 4, to the above-referenced Form 8-K on EDGAR.  In addition, to simplify your review, we are submitting one marked-up (PDF) version of the above referenced Amendment redlined where there have been changes to the prior amendment.

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the comments contained in the March 26, 2013, Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter. In addition to changes responsive to the comments, the text has been updated to include the most recent events affecting the Registrant and there has been a general “clean-up” of the text to correct such things as typographical errors and unnecessary duplication of text.

We believe that the changes contained in amendments 1, 2, 3 and 4 cumulatively, address the comments presented in your March 26, 2013, Comment Letter.

408 WEST 57TH STREET, NEW YORK, NY 10019

Susan Block, Attorney-Advisor

Securities and Exchange Commission

June 3, 2013

Item 1. Business, page 4

Comment 1.  We note your response to our prior comment 16 and reissue.  For each property discussed in this section and in the Prior Business Activities and Other Business Activity sections, please insert a small-scale map showing the location and access to your property, as suggested in paragraph (b)(2) to Industry Guide 7.  We believe that maps and drawings having the following features would be beneficial:

* A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

* A graphical bar scale or representation of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

* A north arrow.

* An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

* A title of the map or drawing, and the date on which it was drawn.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.  In this regard, we note that you have not included maps for the Burner, Indian Mine, TNT Mine, Virgilia Mine or Turner Ranch properties.  Additionally, we note that the included maps attached as Exhibit 99 do not include a detailed legend, an index map showing where the property is situated in relationship to the state or other geographical area and a clear map title and date.  Please include or revise each map as applicable.

Response 1:  We have revised our disclosure to include or revise each map as applicable.

Comment 2.  We note your response to our prior comment 17 and reissue.  For each property discussed in this section and in the Prior Business Activities and Other Business Activity sections, please revise to include the information required under paragraph (b) of Industry Guide 7.

Response 2.   We have revised our disclosure to include the information required under paragraph (b) of the Industry Guide 7.

Description of our Current Business, page 6

Comment 3.  We note your response to our prior comment 23 and reissue.  We note your disclosure in this section that you plan to focus on “acquiring gold and base mineral resource properties that have historically produced gold and silver until 1942 when all gold production in the United States was halted due to World War II.”   This reference appears dated.  Please revise to clarify what you mean by that statement and the types of properties that you plan to acquire and explore.  For instance, are you targeting properties that were last mined in 1942?  To the extent you indicate that your properties produced gold or silver in the past, please add balancing language that there is no guarantee that such properties will produce gold or silver in the future or that these

408 WEST 57TH STREET, NEW YORK, NY 10019

Susan Block, Attorney-Advisor

Securities and Exchange Commission

June 3, 2013

properties may have already been depleted, as they were previously mined.  Please revise this report throughout as applicable.

Response 3.  We have revised the filing to reflect the foregoing.

We have included the following risk factor:

There is no guarantee that such properties will produce gold or silver in the future or that these properties may have already been depleted, as they were previously mined.

Exploration Business and Operations, page 8

Comment 4. We note your disclosure in the second full risk factor on page 18 that you plan to construct a plant on the Golden Eagle property at an estimated cost of $500,000.  Please revise this section to discuss your exploration plans for the Golden Eagle property to include, without limitation, your proposed program of exploration and development and the associated costs and time frames.  Also, balance the discussion by indicating here that you presently do not have the funding available, as you have indicated at the end of the second full risk factor that begins on page 18.

Response 4.  Funding to complete the construction and start production at the Golden Eagle is estimated to be $500,000.00, plans and permits $200,000, site Improvements (road construction) $50,000 and installation of Wash Plant and equipment $250,000.00. We presently don’t have the funds available and there can be no assurance we will be able to get the funds.

Comment 5.  We note your disclosure that you anticipate needing $8-10 million in additional financing over the next 12 months.  Please revise this section and the Liquidity and Capital Resources section on page 24 to detail and quantify the various financing requirements included within this financing estimate.

Response 5.

We have accumulated substantial losses and our auditor has issued to us a going concern opinion. We expect to continue to incur losses unless and until we generate sufficient revenue from production to fund continuing operations including exploration and development costs. We expect such losses or the monthly burn rate to be in the range of $40,000 to $60,000. There is no assurance we will be profitable for any quarterly or annual period. We anticipate we will need to raise approximately $5,000,000 to $7,000,000 in the next 12 months to fund our planned exploration expenditures, debt service and general working capital requirements. We plan to raise the financing through debt and/or equity placements. Failure to raise needed financing could result in us having to scale back or discontinue exploration activities or some or all of our business operations.

408 WEST 57TH STREET, NEW YORK, NY 10019

Susan Block, Attorney-Advisor

Securities and Exchange Commission

June 3, 2013

Item 2.  Financial Information, page 23

Management’s Discussion and Analysis of Financial Condition, page 23

Liquidity and Capital Resources, page 24

23 – 24:

We are an exploration stage company and have incurred losses since our inception. We currently do not have sufficient cash to support the Company through 2012. Our current monthly burn rate is

•        $40,000. We anticipate that we will incur the following expenses over the next 12 months:

•        $100,000 for permitting

•        $1,000,000 for debt service

•        $1,000,000 for general working capital

•        $3,000,000 for mining equipment

We anticipate we will need to raise approximately $5,000,000 to $7,000,000 in the next 12 months to fund our planned exploration expenditures, debt service and general working capital requirements. We plan to raise the financing through debt and/or equity placements. Failure to raise needed financing could result in us having to scale back or discontinue exploration activities or some or all of our business operations.

Comment 6. We note your disclosure in this section that you anticipate needing $5-7 million in additional financing over the next 12 months.  Please reconcile with your disclosure in the Exploration Business and Operations section on page 8 which details additional financing requirements of $8-10 million.

Response 6.  We have revised the disclosure accordingly.

Item 6.  Executive Compensation, page 30

Comment 7.  We note that in fiscal 2012 you paid certain compensation to Messrs. White and Nash as reflected in the “Salary” and “All Other Compensation” columns.  We also note that these amounts haven’t been reflected in the “Total” column.  Please revise for each named executive officer.

Response 7.   We have revised the disclosure accordingly.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity, page 31

Comment 8.  We note your response to our prior comment 55 and reissue.  We note that you have an approved stock option plan.  Please revise to provide the information and table required by Item 201(d) of Regulation S-K.

408 WEST 57TH STREET, NEW YORK, NY 10019

Susan Block, Attorney-Advisor

Securities and Exchange Commission

June 3, 2013

Response 8.   We have provided the requested disclosure.

Financial Statements, page 33

Notes to Financial Statements, page 38

11. Subsequent Events, page 46

Comment 9.  We note from your response to our prior comment 62 that all transactions in the subsequent events footnote were conducted with “independent third parties.”  However, we note from page 5 of this report that the Golden Eagle property was purchased from Tucker White, who appears to have been your President at that time.  Therefore, as originally requested, please tell us the identity of the parties from who these properties were acquired and the nature and amount of the consideration issued by you to obtain these properties.  Your response and revised disclosure should specifically state the purchase price of the property, how such purchase price was paid (cash, common stock or note payable), and how the value of the common stock on the date of issuance was determined.  We may have further comment upon receipt of your response.

Response 9.  We have revised the disclosure accordingly.

The Golden Eagle property was purchased from Tucker White and his wife, Victoria L Burgess.   The purchase price for the Golden Eagle property was six hundred and one thousand ($601,000) dollars, a deposit of one thousand ($1,000) dollars down.  A purchase money note of $100,000 with monthly payments of $881 and two million shares of stock valued at $0.25 per share.

Comment 10.  10. We note that the company is currently delinquent with respect to its reporting obligations under the Exchange Act of 1934.  In this regard, we note that the company has not yet filed its Annual Report on Form 10-K for the fiscal year ended May 31, 2012 or its Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, 2012 or November 30, 2012.  Please file these delinquent periodic reports as soon as possible.

Response 10.  We are currently working on providing these securities filings to the Commission as expeditiously as possible.

Finally, we acknowledge the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

408 WEST 57TH STREET, NEW YORK, NY 10019

Susan Block, Attorney-Advisor

Securities and Exchange Commission

June 3, 2013

If you require any additional information, please feel free to contact M. David Sayid, Esquire at 212-262-6188.

Sayid and Associates LLP

          /s/ M. David Sayid

By:

M. David Sayid, Esquire

408 WEST 57TH STREET, NEW YORK, NY 10019